Mail Stop 3561

May 5, 2009

Mr. James Doolin
 Chief Financial Officer
HANGMAN PRODUCTIONS, INC.
1338 S Foothill Drive #200
Salt Lake City, Utah 84108

      Re: Hangman Productions, Inc.
              Form 10-K for the year ended December 31, 2008
              File No. 0-50892

Dear Mr. Doolin:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Joe A. Foti
                    Senior Assistant Chief Accountant